December 28, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Celator Pharmaceuticals, Inc.

Registration Statement on Form 10-12G

Filed November 13, 2012

File No. 000-54852

Dear Mr. Riedler:

Celator Pharmaceuticals, Inc. (the “Company”), in connection with the responses the Company submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the filing of Amendment No. 1 to the above-referenced registration statement on the date hereof (the “Filing”), hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott T. Jackson

Scott T. Jackson,
Chief Executive Officer